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                           August 16, 2021

       Jared Kaplan
       Chief Executive Officer
       OppFi Inc.
       130 E. Randolph Street, Suite 3400
       Chicago, Illinois 60601

                                                        Re: OppFi Inc.
                                                            Registration
Statement on For S-1
                                                            Filed August 11,
2021
                                                            File No. 333-258698

       Dear Mr. Kaplan:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Livingston at 202-551-3448 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance